As filed with the Securities and Exchange Commission on May 3, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

Monday, April 25, 2005

TELE2 IN Q1 2005

Stockholm – Monday, April 25, 2005 – Tele2 AB (“Tele2”, “the Group”) (Stockholmsbörsen: TEL2A and TEL2B), Europe’s leading alternative telecom operator, today announced its consolidated results for the first quarter ended March 31, 2005.

•	Operating revenue increased by 12% to MSEK 11,579 (10,379)
•	Profit after tax amounted to MSEK 483 (678)
•	Earnings per share amounted to SEK 3.27 (4.50)
•	Some 300,000 customers have chosen Tele2’s fixed subscription fee in Sweden, associated with a one-off cost of less than MSEK 100 in Q1 2005

The figures shown in parenthesis correspond to the comparable periods in 2004

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“Tele2 showed good revenue growth in this first quarter, up 12% compared to last year and a solid performance in profitability and cash flow, taking into account the impact of wholesale line rental, UMTS-payments, integration costs in Austria, corresponding to a total of MSEK 185, as well as our new product offerings.

The underlying profitability in Swedish Mobile telephony improved sequentially, largely as a result of successful product launches.

We now offer ADSL services in nine countries, the Netherlands being the latest addition. Our ADSL strategy varies according to the prevailing regulatory and competitive environment in each country. With more than 600,000 customers we are already a significant ADSL provider in Europe.

During the quarter we completed the integration of UTA in Austria and Tiscali in Denmark and we are in an excellent competitive position in both countries.

Two areas that performed well were Central Europe, with a continued strong intake and a steady underlying financial performance, and Swedish mobile with an excellent intake, especially of postpaid customers, driven primarily by our innovative Comviq Knock-out offer.

We continue to fight for an improved regulatory environment. In March we published our third “Monopoly Challenger” report in which we set out the issues that both the EU and the respective regulatory authorities need to address to bring about a more competitive telecoms landscape.

In April we made important progress on two fronts in France. The first is a long awaited MVNO with Orange, in the form of an enhanced service provider agreement. The second is a letter of intent with Neuf Telecom, giving us access to the most comprehensive ULL network in France. In combination, these two agreements give us a more competitive product offering and excellent growth opportunities in France.”

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2005

MSEK and thousands of customers	2005 Q1	2004 Q1
Operating Revenue	11,579	10,379
Customer intake	825*	1,568
EBITDA	1,414	1,525
EBIT	828	1,061
EBT	759	999
Operating cash flow	1,467	1,629
Cash flow after CAPEX	843	1,233

* Excluding customers in acquired companies

Group financial overview for the quarter ended March 31, 2005

From January 1, 2005, Tele2, as previously announced, has adopted a new reporting structure. The affected market areas are UK & Benelux, Southern Europe and Services.

Operating revenue

Operating revenue amounted to MSEK 11,579 (MSEK 10,379), corresponding to a growth of 11.6% including, and 12.2% excluding currency effects. Organic growth was over 6%. Tele2 continued to grow in all markets. In Southern Europe in particular, however, the effect from previously announced fixed-to-mobile price cuts was evident. Price cuts were nevertheless mostly offset by lower costs, as made clear in the results comments below.

Growth in the market area Baltic & Russia and UK & Benelux had a negative currency effect of around 3.6%-units and 1.6%-units, respectively. The effect was less in other market areas.

Operating revenue from ADSL was MSEK 404 (242), an increase of 67%.

Customer intake

Net customer intake was 901,000, including 76,000 customers from the acquisition of Tiscali in Denmark, compared to 1,568,000 in Q1 2004. The total number of customers is 28.7 million. Net intake of ADSL customers was 66,000, of which 27,000 was through the acquisition of Tiscali. The total number of ADSL customers is more than 600,000, of which more than 400,000 are in Southern Europe.

Market areas Baltic & Russia and Central Europe represented the bulk of the quarter’s net customer intake. Within these market areas Russia, Germany and Hungary were the largest contributors.

Gross customer intake was relatively stable for the Group as a whole compared to previous quarters; somewhat lower in UK & Benelux and in Southern Europe, and somewhat higher in Central Europe. Churn increased somewhat; in Russia as a consequence of the rather large customer intake the past year, but also in Italy. Churn in Fixed telephony in the Netherlands continued to be high, although this was partially offset by a good customer intake in Mobile telephony.

ARPU

Group ARPU was SEK 137 in Q1 2005, compared to SEK 150 in Q1 2004 and SEK 141 in Q4 2004. Hence, the sequential ARPU level has been relatively stable in the past few quarters, despite the dilutive effect from adding more customers in countries with low ARPU.

Results

Group EBITDA amounted to MSEK 1,414 (MSEK 1,525). With the exception of Nordic, all market areas reported an improved or stable result.

Tele2’s Fixed telephony operation in Southern Europe continued to generate a return in line with the company’s resale business model. The EBITDA margin including ADSL for Southern Europe amounted to 10% and excluding ADSL to 13-14%. ADSL effected total Group EBITDA by circa MSEK –200, in line with the corresponding period last year.

In Sweden payments to Svenska UMTS-nät AB for capacity utilization affected Swedish mobile EBITDA by some MSEK 50 and one-off costs, related to reselling the fixed subscription fee, affected Swedish Fixed telephony and Internet by less than MSEK 100. Underlying mobile profitability in Sweden hence improved sequentially, despite continued tough competition. In Fixed telephony, some 300,000 customers already have chosen Tele2’s fixed subscription fee, which is very promising for the future development of Swedish fixed line operations.

Central Europe’s EBITDA was affected by some MSEK 35 related to the integration of UTA in Austria.

Group EBIT amounted to MSEK 828 (MSEK 1,061). Comparing Q1 2005 to Q1 2004, the share of profits from the 3G company has affected results by circa MSEK 50. This is due to the operations in the 3G company reaching a critical volume and triggering depreciation. In addition, depreciation in Central Europe has increased following the acquisition of UTA.

Profit before taxes amounted to MSEK 759 (MSEK 999). The financial net includes an internal currency effect of MSEK –49 related to transactions between Tele2 Sweden and Tele2 companies with primarily Euro currency. These differences have not had any cash effect and were previously included in shareholders’ equity.

Profit after taxes amounted to MSEK 483 (678).

Cash flow and CAPEX

Cash flow stated as EBITDA less CAPEX amounted to MSEK 790 (MSEK 1,129). Investments (CAPEX) amounted to MSEK 624 (MSEK 396), or 5.4% (3.8%) of revenue. More than 50% of investments in Baltic & Russia relate to Croatia.

Change in working capital according to the cash flow statement amounted to MSEK 119 (MSEK 208).

Significant events in the quarter

•	Tele2 acquired Tiscali’s Danish operations, strengthening the company’s position as the third largest ADSL provider in Denmark.
•	Tele2 completed the integration of UTA and Tele2 in Austria.
•	Tele2 enhanced its product offering in the Netherlands by launching ADSL services.
•	Tele2 announced that it had decided to delist from Nasdaq. The last trading day of Tele2’s ADRs on Nasdaq was on April 8, 2005.
•	Tele2 published its third Monopoly Challenger report.

Financial comments on the coming quarters

When estimating the financial results for the coming quarters, the following items should be considered:

Payments to Svenska UMTS-nät AB related to capacity purchase are expected to increase to some MSEK 75 the coming two quarters, and to further increase to MSEK 90-100 in Q4 2005.

Tele2 will continue reselling the fixed subscription fee in Sweden, which was a success in the first quarter. There is a one-off cost of some SEK 300 per customer related to this and the total cost depends on the number of customers signing up for the service. Judging from the demand so far, the company expects continued interest in this offering, which will lead to a short-term negative effect on the results.

In France Tele2 will commence offering mobile services this year, following the recently announced agreement with Orange. The experience from other countries indicates that it is possible to cross sell mobile services to some 10% of the Fixed telephony customers at a reasonable cost within the first year. In addition to this, the agreement with Neuf Telecom, described under market area Southern Europe, means that the opportunities for Tele2’s ADSL operations in France will increase and it is the company’s intention to step up its marketing efforts there.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

Operating revenue Q1 2005, MSEK 3,481 (3,324), +5%

EBITDA Q1 2005, MSEK 723 (979), –26%

EBIT Q1 2005, MSEK 463 (782), –41%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

•	Some 300 000 customers have chosen Tele2’s fixed subscription fee in Sweden
•	Swedish Mobile telephony showed good customer intake and stable margins
•	Tele2 strengthened its position in the Danish ADSL market with the acquisition of Tiscali

The mobile operations in Sweden reported 3.5 million customers at March 31, 2005, an increase of 4% since March 31, 2004. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 146 (156) in Q1 2005 and mobile minutes of usage (MOU) were 106 (83). Prepaid mobile customers accounted for 74% of the total mobile customer base.

Sales of the Fixed telephony subscription fee that Tele2 started marketing at the end of 2004, took off in Q1 2005 and some 300,000 of Tele2’s fixed line customers have already signed up for the service. The market area’s negative customer intake in Fixed telephony and Internet is primarily due to a declining dial-up Internet market, whereas the Fixed telephony customer base was stable.

Mobile telephony in Sweden had a good customer intake in combination with stable margins, in a very competitive market. The success of our subsidy-free Comviq Knock-out subscription proves that consumers today demand simple subscriptions with low prices. The stable underlying EBITDA margin is mainly a result of the decline in subsidies, on both postpaid and prepaid mobile services.

In Norway, Tele2 had good revenue growth, primarily within Mobile telephony. Tele2 launched an Internet based prepaid mobile offering during the quarter, following the success of other Internet based mobile services in Norway.

Tele2 acquired Tiscali’s Danish operations in February, strengthening its position as the third largest ADSL-provider in Denmark. The integration is organization-wise completed. With this acquisition, Tele2 reaches 65-70% of Danish households with ADSL.

Baltic & Russia

Operating revenue Q1 2005, MSEK 844 (726), +16%

EBITDA Q1 2005, MSEK 224 (226), –1%

EBIT Q1 2005, MSEK 125 (91), +37%

The market area Baltic & Russia encompasses operations in Estonia, Latvia, Lithuania, Russia and Croatia.

•	Mobile number portability introduced in Estonia, which should benefit Tele2
•	Tele2 has begun building out its mobile network in Croatia
•	Over 1 million customers now in Lithuania

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 72 (102) in Q1 2005.

Number portability was introduced in Estonia on January 1, from which Tele2 expects to benefit. To further strengthen the price leadership in Estonia Tele2 introduced an Internet based mobile subscription during the quarter. Tele2 continues to successfully grab market share in Lithuania, and it already has a 40% share of the total prepaid market.

During the quarter, Tele2 commenced building out its mobile network in Croatia and plans to launch its first services in the second half of 2005.

Central Europe

Operating revenue Q1 2005, MSEK 2,008 (1,157), +74%

EBITDA Q1 2005, MSEK 86 (8)

EBIT Q1 2005, MSEK –28 (–34)

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

•	Continued strong growth and improved profitability
•	Germany and Hungary continue to drive the rapid growth
•	UTA and Tele2 in Austria completed their integration

The market area’s ARPU for Fixed telephony and Internet was SEK 117 (114) for Q1 2005.

Central Europe delivered continued strong growth in combination with improved profitability. Germany and Hungary remain the primary drivers behind the positive development.

In March, Tele2 announced that the process of integrating UTA and Tele2 in Austria was completed. Integration costs, including synergies, amounted to a net MSEK 35 in the quarter.

Southern Europe

Operating revenue Q1 2005, MSEK 3,556 (3,503), +2%

EBITDA Q1 2005, MSEK 349 (293), +19%

EBIT Q1 2005, MSEK 304 (260), +17%

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland and Portugal.

•	MVNO agreement signed in France
•	Build out of GSM network in Zürich, Switzerland has commenced
•	Letter of intent signed to use Neuf Telecom’s ULL network in France

Fixed telephony and Internet ARPU for Southern Europe was SEK 144 (156) for Q1 2005.

Tele2 has begun building out its GSM network in Zürich, Switzerland and the company expects to launch services in June.

In April, Tele2 announced that it had signed an MVNO agreement with Orange in France. Tele2 looks forward to offering mobile services to its customers later this year. Tele2’s experience from other countries indicates that it is possible to cross sell mobile services to 10% of the fixed line customer base at a reasonable cost within the first year.

Tele2 has signed a letter of intent with Neuf Telecom in France for long-term use of Neuf Telecom’s ADSL network, giving Tele2 access to the broadest ULL network in France on favorable terms. This arrangement gives Tele2 a great opportunity to increase its exposure to the French ADSL market. The letter of intent includes an upfront payment of MEUR 35 in Q2 2005, and a second payment of MEUR 27 in three years.

UK & Benelux

Operating revenue Q1 2005, MSEK 1,653 (1,644), +1%

EBITDA Q1 2005, MSEK 21 (10),+110%

EBIT Q1 2005, MSEK –41 (–42)

The market area UK & Benelux encompasses operations in the Netherlands, Luxembourg (including Tango), Liechtenstein, Belgium, the UK and Ireland as well as C³ and 3C operations

•	Revenue driven by UK Fixed telephony
•	ADSL and an Internet based prepaid mobile service launched in the Netherlands
•	First global free TV service for 3G launched in Luxembourg

Fixed telephony and Internet ARPU for UK & Benelux was SEK 218 (285) for Q1 2005.

Operating revenue in UK & Benelux was stable overall. Mobile telephony grew its revenue by 44% and had a strong customer intake.

Tele2 launched ADSL and an Internet based prepaid mobile service in the Netherlands. In Luxembourg, Tele2 launched the first global free TV service for 3G.

Tele2’s fixed telephony operations in the UK are progressing according to plan, and the company is therefore confident in reaching positive results three years from launch. The development of Alpha Telecom has, however, not met expectations. Tele2 has been more efficient than many competitors in implementing VAT on its services, which has had a significant negative impact on revenues. Alpha Telecom’s operations are nevertheless now stabilizing and heading in the right direction.

Services

Operating revenue Q1 2005, MSEK 37 (25), +48%

EBITDA Q1 2005, MSEK 11 (9), +22%

EBIT Q1 2005, MSEK 5 (4), +25%

The market area Services includes ProcureITright, Proceedo Solutions, Radio Components and UNI2 operations.

OTHER ITEMS

Investments

In Q1 2005, Tele2 acquired all outstanding shares in Tiscali in Denmark for MSEK 131. The acquisition resulted in 76,000 new Fixed telephony and Internet customers.

Parent company

At the Parent Company level, Tele2 reported at March 31, 2005 operating revenue of MSEK 4 (4), EBIT of MSEK –5 (–14) and liquidity of MSEK 8 compared to MSEK 7 at December 31, 2004.

At the Annual General Meeting on May 11, 2005 a proposal will be made to decide on a share split and a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share will automatically be redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the proposed dividend of SEK 5 per share, shareholders will receive MSEK 2,213.

Delisting from Nasdaq

In Q1 2005, Tele2 announced that it had decided to delist from NASDAQ National Market, based on the fact that the costs were not compensated by the limited benefits of remaining listed on Nasdaq. Of Tele2’s total traded volume in 2004, less than 0.1% was at Nasdaq. The last trading day with Tele2 ADRs on Nasdaq, was on April 8, 2005.

International Financial Reporting Standards

The interim report for Q1 2005 is the first interim report of the Tele2 Group conducted according to International Financial Reporting Standards (IFRS). The transition day is set to January 1, 2004 and consequently all financial information post this date is restated to comply with IFRS. For a description of the changeover to IFRS and the effects on Tele2’s results and balance sheet, refer to Note 8.

Events post March 31, 2005

In April, Tele2 announced that it had secured an MVNO in France using Orange’s network. The MVNO is in the form of an enhanced service provider (ESP) agreement. Tele2 will commence mobile services in France during 2005.

Company disclosure

Tele2 will release its financial and operating result for the period ended June 30, 2005 on July 26, 2005.

The Annual General Meeting (AGM) will be held at the Skandia cinema, Drottninggatan 82, Stockholm on Wednesday, May 11, 2005 at 13.30 CET.

Shareholders who wish to participate at the Annual General Meeting shall:

- have their names entered in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday 29 April 2005; and

- notify the company of their intention to participate by no later than 1.00 p.m. CET on Wednesday 4 May 2005. The notification can be made on the company’s website, www.tele2.com, by telephone +46-433-747 56 or in writing to the company.

Stockholm, April 25, 2005

Lars-Johan Jarnheimer

President and CEO, Tele2 AB

REPORT REVIEW

The financial and operating results for this interim report have not been subject to specific review by the Company’s auditors.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 28.7 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

INCOME STATEMENT

		2005	2004	2004
MSEK		Jan 1-Mar 31	Jan 1-Mar 31	Full year

Operating revenue		11,579	10,379	43,033
Operating expenses		-10,727	-9,338	-38,784
Other operating revenues		22	16	92
Other operating expenses		-10	-12	-40
Share of profit/loss of associated companies		-36	16	17
Operating profit, EBIT		828	1,061	4,318
Net interest expenses	Note 4	-40	-69	-273
Other financial items	Note 4	-29	7	162
Profit after financial items, EBT		759	999	4,207
Taxes		-276	-321	-779
Profit after taxes		483	678	3,428

ATTRIBUTABLE TO:
Equity holders of the Parent Company		483	666	3,428
Minority interest		-	12	-
Profit after taxes		483	678	3,428

Earnings per share after tax (SEK)		3.27	4.51	23.23
Earnings per share after tax, after dilution (SEK)		3.27	4.50	23.18

Number of shares, basic	Note 6	147,560,175	147,560,175	147,560,175
Number of shares, weighted average	Note 6	147,560,175	147,560,175	147,560,175
Number of shares after dilution	Note 6	148,163,175	148,203,675	148,176,675
Number of shares after dilution, weighted average	Note 6	147,734,624	147,917,841	147,857,185

BALANCE SHEET

		2005	2004	2004
MSEK		March 31	March 31	Dec 31
ASSETS

Fixed assets
Intangible assets		24,680	24,105	24,016
Tangible assets		9,210	9,120	9,107
Long-term financial assets	Note 5	3,780	2,929	3,842
		37,670	36,154	36,965

Current assets
Materials and supplies		237	387	308
Current receivables		10,532	9,490	10,458
Cash and cash equivalents		2,594	4,194	2,148
		13,363	14,071	12,914

Total assets		51,033	50,225	49,879

EQUITY AND LIABILITIES

Shareholders' equity		33,928	31,718	32,900

Provisions	Note 5	635	27	538

Long-term liabilities
Interest-bearing liabilities		1,278	4,894	1,719
		1,278	4,894	1,719

Short-term liabilities
Interest-bearing liabilities		3,483	2,589	3,308
Non-interest-bearing liabilities		11,709	10,997	11,414
		15,192	13,586	14,722

Total equity and liabilities		51,033	50,225	49,879

CASH FLOW STATEMENT

	2005	2004	2004	2005	2004	2004	2004	2004
MSEK	Jan 1 – Mar 31	Jan 1 – Mar 31	Full year	Q1	Q4	Q3	Q2	Q1
Cash flows from operation	1,348	1,421	6,228	1,348	1,734	1,574	1,499	1,421
Change in working capital	119	208	-352	119	-578	12	6	208
Cash flow provided by operating activities	1,467	1,629	5,876	1,467	1,156	1,586	1,505	1,629

Capital expenditure in intangible and tangible assets, CAPEX	-624	-396	-1,562	-624	-473	-324	-369	-396
Cash flow after CAPEX	843	1,233	4,314	843	683	1,262	1,136	1,233

Purchase of shares and participations	-102	-11	-2,802	-102	1,726	-1,050	-15	-11
Sale of companies, less liquid funds	22	-	932	22	899	-	33	-
Change of long-term receivables	16	-11	15	16	7	6	13	-11
Cash flow after investing activities	779	1,211	2,459	779	-137	218	1,167	1,211

Financing activities	-381	116	-3,074	-381	-1,065	-14	-2,111	116
Net change in cash	398	1,327	-615	398	-1,202	204	-944	1,327

Cash at beginning of period	2,148	2,773	2,773	2,148	3,361	3,179	4,194	2,773
Exchange difference in cash	48	94	-10	48	-11	-22	-71	94
Cash at end of period*	2,594	4,194	2,148	2,594	2,148	3,361	3,179	4,194
*of which restricted funds	387	801	365	387	365	451	456	801

CHANGES OF SHAREHOLDERS´ EQUITY

		2005	2004	2004
MSEK		March 31	March 31	Dec 31
Equity, January 1	Note 8	32,900	30,378	30,378
Dividend		-	-	–443
Exchange rate differences		545	662	-463
Profit, year-to-date		483	678	3,428
Equity, end of period		33,928	31,718	32,900

NUMBER OF CUSTOMERS

		Number of customers			Net intake
		2005	2004		2005	2004	2004	2003	2003
In thousands		Mar 31	Mar 31	Change	Q1	Q4	Q3	Q2	Q1

Nordic
Mobile telephony		3,870	3,636	6%	60	79	50	45	36
Fixed telephony and Internet		2,802	2,875	-3%	-61	-9	-25	-54	-67
Cable TV		191	179	7%	1	11	1	-1	1
		6,863	6,690	3%	-	81	26	-10	-30

Baltic & Russia
Mobile telephony		3,927	2,352	67%	309	504	435	327	148
Fixed telephony and Internet		70	57	23%	2	11	-1	2	-
Cable TV	Note 3	22	66	-67%	-	1	1	-1	-
		4,019	2,475	62%	311	516	435	328	148

Central Europe
Mobile telephony		112	55	104%	14	23	7	13	5
Fixed telephony and Internet	Note 3	6,141	4,049	52%	346	328	556	378	630
		6,253	4,104	52%	360	351	563	391	635

Southern Europe
Mobile telephony		40	41	-2%	-	-1	-	-	1
Fixed telephony and Internet		8,637	8,021	8%	168	306	-58	200	574
		8,677	8,062	8%	168	305	-58	200	575

UK & Benelux
Mobile telephony		739	545	36%	46	73	33	42	17
Fixed telephony and Internet		2,144	1,998	7%	-60	58	17	131	223
		2,883	2,543	13%	-14	131	50	173	240

Net customer intake					825	1,384	1,016	1,082	1,568

Acquired companies	Note 3				76	484	-	-	-
Divested companies	Note 3				-	-	-	-46	-
Total number of customers		28,695	23,874	20%	901	1,868	1,016	1,036	1,568

BY BUSINESS AREA
Mobile telephony		8,688	6,629	31%	429	678	525	427	207
Of which prepaid		6,409	4,736	35%	337	582	403	351	138
Fixed telephony and Internet	Note 3	19,794	17,000	16%	395	694	489	657	1,360
Cable TV	Note 3	213	245	-13%	1	12	2	-2	1
Acquired companies	Note 3				76	484	-	-	-
Divested companies	Note 3				-	-	-	-46	-
Total number of customers		28,695	23,874	20%	901	1,868	1,016	1,036	1,568

OPERATING REVENUE

		2005	2004	2005	2004	2004	2003	2003
MSEK		Jan 1-Mar 31	Jan 1-Mar 31	Q1	Q4	Q3	Q2	Q1
Nordic
Mobile telephony		1,871	1,736	1,871	1,812	2,029	1,903	1,736
Fixed telephony and Internet		1,690	1,677	1,690	1,673	1,610	1,667	1,677
Cable TV		53	53	53	51	46	51	53
Other operations		90	79	90	99	85	89	79
Adjustments for internal sales		-223	-221	-223	-215	-211	-238	-221
		3,481	3,324	3,481	3,420	3,559	3,472	3,324
Baltic & Russia
Mobile telephony		818	696	818	854	856	772	696
Fixed telephony and Internet		26	24	26	31	26	27	24
Cable TV		3	7	3	2	3	4	7
Adjustments for internal sales		-3	-1	-3	-2	-1	-1	-1
		844	726	844	885	884	802	726
Central Europe
Mobile telephony		38	16	38	29	24	19	16
Fixed telephony and Internet		2,095	1,273	2,095	1,500	1,389	1,299	1,273
Adjustments for internal sales		-125	-132	-125	-125	-113	-121	-132
		2,008	1,157	2,008	1,404	1,300	1,197	1,157
Southern Europe
Mobile telephony		7	8	7	7	8	8	8
Fixed telephony and Internet	Note 1	3,703	3,612	3,703	3,962	3,416	3,678	3,612
Adjustments for internal sales		-154	-117	-154	-125	-148	-145	-117
		3,556	3,503	3,556	3,832	3,276	3,541	3,503
UK & Benelux
Mobile telephony		356	248	356	336	322	291	248
Fixed telephony and Internet		1,424	1,612	1,424	1,468	1,514	1,520	1,612
Cable TV		2	1	2	3	-2	5	1
Other operations		21	25	21	21	23	21	25
Adjustments for internal sales		-150	-242	-150	-175	-194	-174	-242
		1,653	1,644	1,653	1,653	1,663	1,663	1,644
Services
Other operations		79	63	79	87	79	71	63
Adjustments for internal sales		-42	-38	-42	-51	-48	-35	-38
		37	25	37	36	31	36	25

Total operating revenue		11,579	10,379	11,579	11,230	10,713	10,711	10,379

BY BUSINESS AREA
Mobile telephony		3,090	2,704	3,090	3,038	3,239	2,993	2,704
Fixed telephony and Internet	Note 1	8,938	8,198	8,938	8,634	7,955	8,191	8,198
Cable TV		58	61	58	56	47	60	61
Other operations		190	167	190	207	187	181	167
Adjustments for internal sales		-697	-751	-697	-705	-715	-714	-751
Total operating revenue		11,579	10,379	11,579	11,230	10,713	10,711	10,379

EBITDA

	2005	2004	2005	2004	2004	2004	2004
MSEK	Jan 1 – Mar 31	Jan 1 – Mar 31	Q1	Q4	Q3	Q2	Q1
Nordic
Mobile telephony	630	704	630	636	787	705	704
Fixed telephony and Internet	89	263	89	265	222	257	263
Cable TV	7	13	7	6	6	7	13
Other operations	-3	-1	-3	4	-12	3	-1
	723	979	723	911	1,003	972	979
Baltic & Russia
Mobile telephony	225	228	225	189	241	271	228
Fixed telephony and Internet	7	-2	7	-5	-2	-3	-2
Cable TV	-8	-	-8	1	-	26	-
	224	226	224	185	239	294	226
Central Europe
Mobile telephony	-16	-7	-16	-21	-15	-14	-7
Fixed telephony and Internet	102	15	102	104	129	55	15
	86	8	86	83	114	41	8
Southern Europe
Mobile telephony	-9	-7	-9	-5	-3	-	-7
Fixed telephony and Internet	358	300	358	717	278	359	300
	349	293	349	712	275	359	293
UK & Benelux
Mobile telephony	12	65	12	-7	49	60	65
Fixed telephony and Internet	13	-51	13	-124	-49	-63	-51
Cable TV	-6	-3	-6	-6	-5	-5	-3
Other operations	2	-1	2	2	3	4	-1
	21	10	21	-135	-2	-4	10
Services
Other operations	11	9	11	16	32	9	9
	11	9	11	16	32	9	9

Total EBITDA	1,414	1,525	1,414	1,772	1,661	1,671	1,525

BY BUSINESS AREA
Mobile telephony	842	983	842	792	1,059	1,022	983
Fixed telephony and Internet	569	525	569	957	578	605	525
Cable TV	-7	10	-7	1	1	28	10
Other operations	10	7	10	22	23	16	7
Total EBITDA	1,414	1,525	1,414	1,772	1,661	1,671	1,525

EBITDA MARGIN
Nordic	21%	29%	21%	27%	28%	28%	29%
Baltic & Russia	27%	31%	27%	21%	27%	37%	31%
Central Europe	4%	1%	4%	6%	9%	3%	1%
Southern Europe	10%	8%	10%	19%	8%	10%	8%
UK & Benelux	1%	1%	1%	-8%	0%	0%	1%
Services	30%	36%	30%	44%	103%	25%	36%
Total EBITDA margin	12%	15%	12%	16%	16%	16%	15%

EBIT

		2005	2004	2005	2004	2004	2004	2004
MSEK		Jan 1 – Mar 31	Jan 1 – Mar 31	Q1	Q4	Q3	Q2	Q1
Nordic
Mobile telephony		483	621	483	492	682	627	621
Fixed telephony and Internet		-12	165	-12	178	130	160	165
Cable TV		-3	-2	-3	-50	-8	-8	-2
Other operations		-5	-2	-5	3	-13	3	-2
		463	782	463	623	791	782	782
Baltic & Russia
Mobile telephony		127	95	127	114	113	129	95
Fixed telephony and Internet		6	-2	6	-5	-2	-4	-2
Cable TV		-8	-2	-8	-	-1	26	-2
		125	91	125	109	110	151	91
Central Europe
Mobile telephony		-19	-10	-19	-23	-17	-16	-10
Fixed telephony and Internet		-9	-24	-9	-326	80	10	-24
		-28	-34	-28	-349	63	-6	-34
Southern Europe
Mobile telephony		-9	-7	-9	-5	-3	-	-7
Fixed telephony and Internet		313	267	313	663	252	318	267
		304	260	304	658	249	318	260
UK & Benelux
Mobile telephony		-21	38	-21	-38	21	31	38
Fixed telephony and Internet	Note 2	-13	-70	-13	-137	-63	-73	-70
Cable TV		-6	-5	-6	-8	-6	-6	-5
Other operations		-1	-5	-1	-1	2	1	-5
		-41	-42	-41	-184	-46	-47	-42
Services
Other operations		5	4	5	10	27	-2	4
		5	4	5	10	27	-2	4

Total EBIT		828	1,061	828	867	1,194	1,196	1,061

BY BUSINESS AREA
Mobile telephony		561	737	561	540	796	771	737
Fixed telephony and Internet	Note 2	285	336	285	373	397	411	336
Cable TV		-17	-9	-17	-58	-15	12	-9
Other operations		-1	-3	-1	12	16	2	-3
Total EBIT		828	1,061	828	867	1,194	1,196	1,061

EBIT MARGIN
Nordic		13%	24%	13%	18%	22%	23%	24%
Baltic & Russia		15%	13%	15%	12%	12%	19%	13%
Central Europe	Note 2	-1%	–3%	-1%	-25%	5%	-1%	–3%
Southern Europe		9%	7%	9%	17%	8%	9%	7%
UK & Benelux		-2%	-3%	-2%	-11%	-3%	-3%	-3%
Services		14%	16%	14%	28%	87%	-6%	16%
Total EBIT margin		7%	10%	7%	8%	11%	11%	10%

INVESTMENTS, CAPEX

	2005	2004	2005	2004	2004	2004	2004
MSEK	Jan 1 – Mar 31	Jan 1 – Mar 31	Q1	Q4	Q3	Q2	Q1
Market areas
Nordic	111	106	111	93	90	141	106
Baltic & Russia	425	178	425	273	139	94	178
Central Europe	38	36	38	21	32	67	36
Southern Europe	18	16	18	33	34	36	16
UK & Benelux	20	50	20	40	24	16	50
Services	12	10	12	13	5	15	10
Investments in intangible and tangible assets	624	396	624	473	324	369	396

Business areas
Mobile telephony	500	289	500	397	195	182	289
Fixed telephony and Internet	102	91	102	54	121	166	91
Cable TV	1	2	1	1	2	2	2
Other operations	21	14	21	21	6	19	14
Investments in intangible and tangible assets	624	396	624	473	324	369	396

TELE2 OPERATIONS IN SWEDEN*

	2005	2004	2005	2004	2004	2004	2004
MSEK	Jan 1 – Mar 31	Jan 1 – Mar 31	Q1	Q4	Q3	Q2	Q1
Operating revenue
Mobile telephony	1,522	1,523	1,522	1,480	1,681	1,622	1,523
Fixed telephony and Internet	972	996	972	963	938	970	996
Cable TV	53	53	53	51	46	51	53
Total Operating revenue	2,547	2,572	2,547	2,494	2,665	2,643	2,572

EBITDA
Mobile telephony	632	712	632	648	773	716	712
Fixed telephony and Internet	78	204	78	195	189	204	204
Cable TV	7	13	7	6	6	7	13
Total EBITDA	717	929	717	849	968	927	929

EBITDA margin
Mobile telephony	42%	47%	42%	44%	46%	44%	47%
Fixed telephony and Internet	8%	20%	8%	20%	20%	21%	20%
Cable TV	13%	25%	13%	12%	13%	14%	25%
Total EBITDA margin	28%	36%	28%	34%	36%	35%	36%

EBIT
Mobile telephony	491	627	491	506	674	637	627
Fixed telephony and Internet	3	124	3	126	113	127	124
Cable TV	-3	-2	-3	-49	-8	-7	-2
Total EBIT	491	749	491	583	779	757	749

EBIT margin
Mobile telephony	32%	41%	32%	34%	40%	39%	41%
Fixed telephony and Internet	0%	12%	0%	13%	12%	13%	12%
Cable TV	-6%	-4%	-6%	-96%	-17%	-14%	-4%
Total EBIT margin	19%	29%	19%	23%	29%	29%	29%

* Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and result from shares in joint venture Svenska UMTS-nät AB

KEY RATIOS

	2005	2004	2004
MSEK	Jan 1 – Mar 31	Jan 1 – Mar 31

Operating revenue	11,579	10,379	43,033
Number of customers, thousands	28,695	23,874	27,794
EBITDA	1,414	1,525	6,629
EBIT	828	1,061	4,318
EBT	759	999	4,207
Profit after taxes	483	678	3,428

Shareholders' equity	33,928	31,718	32,900
Shareholders' equity, after dilution	33,961	31,786	32,957
Total assets	51,033	50,225	49,879

Cash flow from operating revenue	1,467	1,629	5,876
Cash flow after CAPEX	843	1,233	4,314
Liquidity	5,809	4,821	5,113
Net borrowing	2,075	3,248	2,814
Investments in intangible and tangible assets, CAPEX	624	396	1,562
Investments in shares and long-term receivables	95	22	1,756

Key ratios
Equity/assets ratio, %	67	63	66
Debt/equity ratio, multible	0.06	0.10	0.09
EBITDA margin, %	12.2	14.7	15.4
EBIT margin, %	7.2	10.2	10.0
Return on shareholders' equity, %	1.4	2.2	10.8
Return on shareholders' equity, after dilution, %	1.4	2.2	10.8
Return on capital employed, %	2.3	2.8	12.1
Average interest rate, %	3.4	3.6	3.5

Per share data (SEK)
Earnings	3.27	4.51	23.23
Earnings, after dilution	3.27	4.50	23.18
Shareholders' equity	229.91	214.76	222.95
Shareholders' equity, after dilution	229.86	214.75	222.88
Cash flow from operating activities	9.94	11.04	39.82
Dividend	-	-	15.00
Market value at closing day	233.50	347.00	261.00

NOTES
Accounting principles and definitions

The interim report has been prepared in accordance with IAS 34.

The interim report for Q1 2005 is the first interim report of the Tele2 Group conducted according to International Financial Reporting Standards (IFRS). The transition day is set to January 1, 2004 and consequently all financial information post this date is restated to comply with IFRS. For a description of the changeover to IFRS and the effects on Tele2’s results and balance sheet, refer to Note 8.

As of January 1, 2005 Tele2 applies IAS 39 regarding accounting for financial instruments. IAS 39 has not had any significant effect on the results and balance sheet of Tele2.

Tele2 Sweden, in conjunction with IFRS, change its accounting methods for retailers’ commissions on mobile prepaid cards. As of January 1, 2005, they are, on a gross level, included in marketing costs instead of, on a net level, balancing revenue. This means that the absolute EBITDA number in Swedish mobile is unaffected, whereas net revenue increases somewhat, implying a negative effect on Swedish mobile EBITDA-margins of a few percentage points.

As of January 1, 2005 Tele2 reports according to a new market area structure. This new structure means that a number of companies, that previously were included in Southern Europe and Services, are now included in UK & Benelux. The change applies retroactively for historic periods.

In all other respects, Tele2’s interim report is conducted according to the same accounting principles and calculation methods as the 2004 Annual Report. Definitions are found in the 2004 Annual Report.

Note 1 Operating revenue

Operating revenue in Q4 2004 increased by some MSEK 300 related to retroactive compensations from suppliers in Southern Europe. Tele2 on an ongoing basis conducts price negotiations in all markets and retroactive compensations are a natural part of Tele2’s business. Compensations in Q4 2004 were nevertheless greater than normally occurs and moreover concentrated in one single market area.

Note 2 Operating expenses

Some of the tax effect of valued loss carry-forwards in Q4 2004 related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to reflect the remaining amortization period of the acquisition’s goodwill, reduced the book value of goodwill through consolidated amortization of MSEK –378 in the income statement for Fixed telephony and Internet in Central Europe.

Note 3 Disposals and acquisitions of operations

On January 31, 2005 Tele2 acquired Tiscali in Denmark, with operations in ADSL and dial-up Internet, for a consideration of MSEK 131. The total number of Fixed telephony and Internet customers was 76,000 at the time of acquisition.

In May, 2004 the number of customers in Baltic & Russia declined by 46,000 as a result of the divestment of Tele2’s Estonian cable TV operation. On December 31, 2004 the number of Fixed telephony and Internet customers in Central Europe increased by 484,000 following Tele2’s acquisition of UTA in Austria.

Note 4 Other financial items

Other financial items for Q1 2005 includes exchange rate differences of MSEK –41 (7).

In 2004, other financial items included a capital gain of MSEK 171 from the sale of shares in Song Networks, and net interest expenses included a one-time cost of MSEK 41 regarding the remaining parts of the financing costs of the old credit facility.

Note 5 Taxes
At March 31, 2005 and December 31, 2004 the total deferred net tax assets for the group is MSEK 2,658 and MSEK 2,743 respectively.

Note 6 Shares and Convertibles

At March 31, 2005 and December 31, 2004 Tele2 has outstanding warrants, corresponding to 603,000 and 616,500 B shares respectively, with a subscription price of SEK 191 per share and a subscription period from 2005 to 2007.

At the Annual General Meeting on May 11, 2005 a proposal will be made to decide on a share split and a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share will automatically be redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the proposed dividend of SEK 5 per share, shareholders will receive MSEK 2,213.

Note 7 3G company in Sweden

Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB (“3G company”), which has a 3G license in Sweden. Both companies have injected capital in the 3G company. In addition to this, the build out has external financing, with a loan facility of SEK 7 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO’s with the 3G company and hence act as capacity purchasers. In the longer run the cost will be variable in relation to purchased volume but until a certain volume threshold is reached the fees are equal for both parties. The size of the fee is mainly proportional to the total investment. The 3G company is to generate a certain return which in simple terms means that depreciation and interest costs will be covered by a certain margin. In Tele2’s quarterly reports an abbreviated version of the 3G company’s balance sheet will be disclosed and hence the level of investment at that time.

Tele2’s investments in the 3G company are included as a share of results from associated companies in the operating profit (EBIT), but not in the EBITDA. This reflects Tele2’s operations, where profit/loss from the 3G company is viewed to be of an operating rather than of a financial nature. The share of results from the 3G company, which will mainly be impacted by depreciation, does not affect the EBITDA for Tele2 Group.

At March 31, 2005 Tele2’s guarantee amounted to MSEK 1,207 compared to MSEK 1,007 at December 31, 2004. The balance sheet for the 3G company at March 31, 2005 is stated below:

	MSEK		MSEK
Fixed assets	3,005	Equity	930
Other current assets	285	Provision	2
Liquid funds	134	Long-term liabilities	2,413
		Short-term liabilities	79
Assets	3,424	Equity and liabilities	3,424
Note 8 Changeover to IFRS

From January 1, 2005 Tele2 reports its accounting in accordance with the International Financial Reporting Standards (IFRS). A gradual transition to IFRS has, over a number of years, already taken place in Sweden, involving, by and large, the adaptation of the recommendations of the Swedish Financial Accounting Standards Council to comply with IFRS. Tele2 already followed the recommendations issued by the Swedish Financial Accounting Standards Council and had therefore already largely adapted to comply with IFRS. Despite Tele2’s gradual adjustment, the requirement for full adjustment to IFRS has affected the accounts of the Tele2 Group.

The date for the changeover to IFRS is set to January 1, 2004, as IFRS demands that one year is restated according to IFRS for comparison. Switching to IFRS is done in accordance with IFRS 1 “First-time adoption of International Financial Reporting Standards”. The main rule of IFRS 1 is that all recommendations are to be implemented retroactively. IFRS 1 allows certain optional exceptions from the principle of retroactive application. Tele2 has decided to apply the following exceptions:

- Only acquisitions and mergers completed in the period after and including January 1, 2004, will be restated according to IFRS 3.

- Stock related compensations will be accounted for according to IFRS 2, for the incentive program allotted after November 7, 2002 and not utilized per January 1, 2005. Tele2 has chosen not to retroactively apply IFRS 2 prior to this date, and consequently no plans are restated.

- Tele2 has chosen to apply IAS 19 from the date of the transition, which means that actuarial gains and losses that occurred prior to this date are directly accounted as equity in the opening balance. This effect is limited, whereby it has not been taken into consideration below.

Financial information related to the financial years prior to 2004 is not restated.

The effects of the implementation of IFRS on Tele2’s 2004 results and balance are detailed below.

	Income Statement						Income Statement
	Full year 2004						1 January-31 March 2004
	Acc. to	a)	b)	c)	Total	Acc.	Acc. to	a)	b)	c)	Total	Acc.
	original	Goodwill	Fin.	Minority	IFRS	to	original	Goodwill	Fin.	Minority	IFRS	to
	principles		leasing	interest	adj.	IFRS	principles		leasing	interest	adj.	IFRS
Op. revenue	43,033	-	-	-	-	43,033	10,379	-	-	-	-	10,379
Op. expenses	-40,261	1,525	4	-	1,529	-38,732	-9,715	380	1	-	381	-9,334
Share of profit of ass. companies	17	-	-	-	-	17	16	-	-	-	-	16
EBIT	2,789	1,525	4	-	1,529	4,318	680	380	1	-	381	1,061
of which EBITDA	6,618	-	11	-	11	6,629	1,522	-	3	-	3	1,525
Financial items	-108	-	-3	-	-3	-111	-61	-	-1	-	-1	-62
EBT	2,681	1,525	1	-	1,526	4,207	619	380	-	-	380	999
Taxes	-779	-	-	-	-	-779	-321	-	-	-	-	-321
Minority interest	-	-	-	-	-		-12	-	-	12	12
Profit after taxes	1,902	1,525	1	-	1,526	3,428	286	380	-	12	392	678

Attributable to:
Equity holders of the Parent Company	1,902	1,525	1	-	1,526	3,428	286	380	-	-	380	666
Minority interests	-	-	-	-	-	-	12	-	-	-	-	12
Profit after taxes	1,902	1,525	1	-	1,526	3,428	298	380	-	-	380	678

EPS	12.89	10.33	0.01	-	10.34	22.23	1.94	2.57	-	0.08	2.65	4.59
EPS after dilution	12.86	10.31	0.01	-	10.32	23.18	1.93	2.57	-	0.08	2.65	4.58

	Balance sheet						Balance sheet
	December 31, 2004						March 31, 2004
Intangible assets	22,526	1,490	-	-	1,490	24,016	23,735	370	-	-	370	24,105
Tangible assets	9,015	-	92	-	92	9,107	9,022	-	98	-	98	9,120
Long-term financial assets	3,371	-	-4	-	-4	3,367	2,933	-	-4	-	-4	2,929
Current assets	12,914	-	-	-	-	12,914	14,071	-	-	-	-	14,071
Assets	47,826	1,490	88	-	1,578	49,404	49,761	370	94	-	464	50,225

Shareholders’ equity	31,396	1,490	12	2	1,504	32,900	31,309	370	11	28	409	31,718
Minority interest	2	-	-	-2	-2		28	-	-	-28	-28
Provisions	63	-	-	-	-	63	27	-	-	-	-	27
Long-term liabilities	1,651	-	68	-	68	1,719	4,820	-	74	-	74	4,894
Short-term liabilities	14,714	-	8	-	8	14,722	13,577	-	9	-	9	13,586
Equity and liabilities	47,826	1,490	88	-	1,578	49,404	49,761	370	94	-	464	50,225

	Changes of shareholders’ equity						Changes of shareholders’ equity
	December 31, 2004						March 31,2004
Equity, January 1	30,360	-	11	7	18	30,378	30,360	-	11	7	18	30,378
Translation diff.	-423	-35	-	-5	-40	-463	663	-10	-	9	-1	662
Dividend	-443	-	-	-	-	-443	-	-	-	-	-	-
Profit, year-to-date	1,902	1,525	1	-	1,526	3,428	286	380	-	12	392	678
Equity, end of period	31,396	1,490	12	2	1,504	32,900	31,309	370	11	28	409	31,718
a) Goodwill

Intangible assets are, according to IFRS, to be divided into assets with a defined economic life and assets with an undefined economic life. According to IFRS 3, goodwill is classified as an asset with an undefined economic life, and therefore it should not be amortized but subject to annual impairment tests. Since IFRS 3 applies from the date of transition onwards, goodwill amortization for the financial year 2004 is according to IFRS, reapplied. In accordance with the transition rules, Tele2 has conducted impairment tests per January 1 and December 31, 2004. The tests imply no need for amortization.

IFRS clarifies the criteria for identifying and accounting for certain types of assets in conjunction with acquisitions. IFRS 3 explains various identifiable acquired intangible assets such as customer relations, patents, licenses, brands, agreements etc and determines that they are to be assessed at market value at the time of acquisition and accounted separately from goodwill. Tele2 has analysed its acquisitions conducted in 2004 and concluded that the established valuations fulfil the requirements of IFRS.

b) Financial leasing

Tele2 has certain rental agreements that previously were accounted for as operational leasing, as they were entered into prior to January 1, 1997, and that, according to a transitional rule, are not included in the Swedish Financial Accounting Standards Council’s recommendation RR6:99, but that according to IAS 17 are to be accounted for as financial leasing agreements.

c) Minority interest

According to IAS 1, minority interests are included as a separate component in shareholders’ equity in the balance sheet, which differs from original rules that prescribe minority interests to be included as an item between liabilities and equity. The minority interest is to be included as a part of net profit in the income statement. The profit attributable to the owners of the parent company and to the minority owners in subsidiaries, are then separately specified below the net profit line.

Group depreciation/amortization
Group depreciation/amortization is previously reported as a separate line in the segment reporting. According to IFRS group depreciation/amortization is now divided between respective market areas.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:      /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: May 3, 2005